Exhibit 2

BIOLINERX LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2012

BIOLINERX LTD.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF SEPTEMBER 30, 2012

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	December 31,	September 30,	September 30,
	2011	2012	2012
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	33,061	52,898	13,522
Short-term bank deposits	65,782	48,247	12,333
Prepaid expenses	687	505	129
Other receivables	3,825	1,814	464
Total current assets	103,355	103,464	26,448

NON-CURRENT ASSETS
Restricted deposits	2,746	2,777	710
Long-term prepaid expenses	204	221	56
Property and equipment, net	4,211	3,420	875
Intangible assets, net	1,144	1,060	271
Total non-current assets	8,305	7,478	1,912
Total assets	111,660	110,942	28,360

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	307	172	44
Accounts payable and accruals:
Trade	11,275	11,689	2,988
OCS	6,233	6,427	1,643
Other	7,894	8,168	2,088
Total current liabilities	25,709	26,456	6,763

NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	110	-	-
Retirement benefit obligations	83	83	21
Derivative liability on account of warrants	-	12,462	3,186
Total non-current liabilities	193	12,545	3,207
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,902	39,001	9,970

EQUITY
Ordinary shares	1,236	1,760	450
Share premium	421,274	457,085	116,842
Capital reserve	31,317	33,007	8,437
Accumulated deficit	(368,069)	(419,911)	(107,339)
Total equity	85,758	71,941	18,390
Total liabilities and equity	111,660	110,942	28,360

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

					Convenience translation into USD (Note 1b)
					Three months	Nine months
	Three months ended September 30,		Nine months ended September 30,		ended September 30,	ended September 30,
	2011	2012	2011	2012	2012	2012
	NIS in thousands				In thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(13,255)	(15,848)	(30,044)	(46,523)	(4,051)	(11,892)
SALES AND MARKETING EXPENSES	(358)	(912)	(2,431)	(2,626)	(233)	(671)
GENERAL AND ADMINISTRATIVE EXPENSES	(3,272)	(2,834)	(9,546)	(9,315)	(724)	(2,381)
OPERATING LOSS	(16,885)	(19,594)	(42,021)	(58,464)	(5,008)	(14,944)
NON-OPERATING INCOME (EXPENSES), NET	-	(3,180)	-	2,351	(813)	601
FINANCIAL INCOME	8,965	1,827	10,785	8,323	467	2,127
FINANCIAL EXPENSES	(18)	(1,649)	(4,750)	(4,052)	(422)	(1,036)
COMPREHENSIVE LOSS FOR THE PERIOD	(7,938)	(22,596)	(35,986)	(51,842)	(5,776)	(13,252)

	NIS				USD

LOSS PER ORDINARY SHARE - BASIC	(0.06)	(0.13)	(0.29)	(0.31)	(0.03)	(0.08)

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary		Share	Capital	Accumulated
	shares	Warrants	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2012	1,236	-	421,274	31,317	(368,069)	85,758
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2012:
Share based compensation	-	-	-	2,358	-	2,358
Issuance of share capital , net	524	-	35,143	-	-	35,667
Expiration of options	-	-	270	(270)	-	-
Employee stock options exercised	-	-	398	(398)	-	-
Comprehensive loss for the period	-	-	-	-	(51,842)	(51,842)
BALANCE AT SEPTEMBER 30, 2012	1,760	-	457,085	33,007	(419,911)	71,941

	Ordinary		Share	Capital	Accumulated
	shares	Warrants	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2011	1,236	6,549	414,435	27,623	(317,883)	131,960
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2011:
Share based compensation	-	-	-	2,744	-	2,744
Expiration of options	-	-	113	(113)	-	-
Employee stock options exercised	*	-	232	(231)	-	1
Comprehensive loss for the period	-	-	-	-	(35,986)	(35,986)
BALANCE AT SEPTEMBER 30, 2011	1,236	6,549	414,780	30,023	(353,869)	98,719

	Ordinary		Share	Capital	Accumulated
	shares	Warrants	premium	reserve	deficit	Total
	Convenience translation into USD thousands (Note 1b)
BALANCE AT JANUARY 1, 2012	316	-	107,688	8,005	(94,087)	21,922
CHANGES FOR NINE MONTHS ENDED SEPTEMBER 30, 2012:
Share based compensation	-	-	-	603	-	603
Issuance of share capital , net	134	-	8,983	-	-	9,117
Expiration of options	-	-	69	(69)	-	-
Employee stock options exercised	-	-	102	(102)	-	-
Comprehensive loss for the period	-	-	-	-	(13,252)	(13,252)
BALANCE AT SEPTEMBER 30, 2012	450	-	116,842	8,437	(107,339)	18,390

* Less than 1,000

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Nine months ended September 30,		Nine months ended September 30,
	2011	2012	2012
	NIS in thousands		In thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(35,986)	(51,842)	(13,252)
Adjustments required to reflect net cash used in operating activities (see appendix below)	9,092	(724)	(184)
Net cash used in operating activities	(26,894)	(52,566)	(13,436)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(76,351)	(48,992)	(12,524)
Investments in restricted deposits	(1,000)	-	-
Maturities of short-term deposits	27,463	64,801	16,565
Purchase of property and equipment	(716)	(545)	(139)
Purchase of intangible assets	(131)	(21)	(6)
Net cash provided by (used in) investing activities	(50,735)	15,243	3,896

CASH FLOWS - FINANCING ACTIVITIES
Repayments of bank loan	(230)	(224)	(57)
Issuance of share capital and warrants, net of issuance expenses	-	52,453	13,408
Proceeds from exercise of employee stock options	1	*	*
Net cash provided by (used in) financing activities	(229)	52,229	13,351

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(77,858)	14,906	3,811
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	111,746	33,061	8,451
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	7	4,931	1,260
CASH AND CASH EQUIVALENTS - END OF PERIOD	33,895	52,898	13,522

* Less than 1,000

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Nine months ended September 30,		Nine months ended September 30,
	2011	2012	2012
	NIS in thousands		In thousands

Adjustments required to reflect net cash used in operating activities:

Income and expenses not involving cash flows:
Depreciation and amortization	1,170	1,188	303
Impairment of intangible assets	80	-	-
Long-term prepaid expenses	1	(17)	(4)
Exchange differences on cash and cash equivalents	(7)	(4,931)	(1,260)
Share-based compensation	2,744	2,358	603
Warrant issuance costs	-	1,204	308
Gain on adjustment of warrants to fair value	-	(5,528)	(1,413)
Interest and exchange differences on short-term deposits	(1,639)	1,726	441
Interest and linkage on bank loan	(11)	(21)	(5)
Interest and exchange differences on restricted deposits	13	(31)	(8)
	2,351	(4,052)	(1,035)
Changes in operating asset and liability items:
Decrease in trade accounts receivable and other receivables	3,929	2,193	561
Increase in accounts payable and accruals	2,812	1,135	290
	6,741	3,328	851
	9,092	(724)	(184)

Supplementary information on interest received in cash	1,334	1,439	368

* Less than 1,000

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”) was incorporated and commenced operations in April 2003.

Since incorporation, BioLineRx has been engaged, both independently and through its consolidated entities (collectively, the “Company”), in the development of therapeutics, from early-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, BioLineRx registered a limited partnership, BioLine Innovations Jerusalem L.P. (“BIJ LP”), which commenced operations in January 2005. BioLineRx holds a 99% interest in BIJ LP, with the remaining 1% held by a wholly owned subsidiary of BioLineRx, BioLine Innovations Ltd. BIJ LP was established to operate a biotechnology incubator located in Jerusalem under an agreement with the State of Israel.

In February 2007, BioLineRx listed its securities on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) are also traded on the NASDAQ Capital Market.

In January 2008, BioLineRx established a wholly owned subsidiary, BioLineRx USA Inc. (“BioLineRx USA”), which served as the Company’s business development arm in the United States. During 2011, the Company transferred its business development activities to Israel, and BioLineRx USA is no longer active.

The Company has been engaged in drug development since its incorporation. Although the Company has generated revenues from two out-licensing transactions, the Company cannot determine with reasonable certainty if and when the Company will have sustainable profits.

b.	Convenience translation into U.S. dollars (“dollars”, “USD” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (“NIS”) amounts as of September 30, 2012 have been translated into dollars, at the representative rate of exchange on September 30, 2012 ($1 = NIS 3.912). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.
The condensed consolidated interim financial statements of the Company as of September 30, 2012, and for the three and nine months then ended were approved by the Board of Directors on November 14, 2012, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of September 30, 2012, and for the three and nine months then ended (hereinafter – the interim financial statements) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (hereinafter – IAS 34). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2011 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three and nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2011 and for the year then ended.

NOTE 4 – PRIVATE PLACEMENT

In February 2012, the Company completed a private placement to healthcare-focused U.S. institutional investors, pursuant to which it issued an aggregate of 5,244,301 ADSs, at a purchase price of $2.86 per ADS, and warrants to purchase up to 2,622,157 additional ADSs, at an exercise price of $3.57 per ADS. The offering raised a total of $15,000,000, with net proceeds of approximately $14,100,000, after deducting fees and expenses.

The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price is not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The amount of the private placement consideration allocated to the warrants was approximately $4,800,000, as calculated on the basis of the Black-Scholes model, which reflected their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $300,000, was recorded as non-operating expense on the statement of comprehensive loss. The change in fair value from the date of issuance through September 30, 2012, amounting to approximately $1,400,000, has been recorded as non-operating income on the statement of comprehensive loss.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – SHAREHOLDERS’ EQUITY

In May 2012, the Company’s shareholders approved an increase in the Company’s registered share capital, from 250,000,000 ordinary shares of NIS 0.01 nominal value each to 750,000,000 ordinary shares of NIS 0.01 nominal value each.

In May 2012, the Company’s Board of Directors approved an increase from 14 million to 30 million in the number of authorized but unissued ordinary shares reserved for purposes of the Company’s 2003 Share Incentive Plan (the “Plan”) and any other present or future share incentive plans of the Company, subject to adjustments as provided in Section 14 of the Plan.

NOTE 6 – SHARE PURCHASE AGREEMENT

On September 21, 2012, the Company and Lincoln Park Capital Fund, LLC, an Illinois limited liability company (“LPC”), entered into a $15 million purchase agreement (the “Purchase Agreement”), together with a registration rights agreement, whereby LPC agreed to purchase, from time to time, up to $15 million of the Company’s American Depositary Shares (“ADSs”), subject to certain limitations, during the 36-month term of the Purchase Agreement. The Company has the right, in its sole discretion, over a 36-month period to sell up to $15 million of ADSs (subject to certain limitations) to LPC, depending on certain conditions as set forth in the Purchase Agreement.

The purchase price of the ADSs purchased by LPC under the Purchase Agreement will be based on the prevailing market prices of the Company’s ADSs immediately preceding the time of sale without any fixed discount. The Company will control the timing and amount of future sales, if any, of ADSs to LPC. LPC has no right to require the Company to sell any ADSs to LPC, but LPC is obligated to make purchases as the Company directs, subject to certain conditions.

In consideration for entering into the $15 million agreement, the Company paid to LPC a commitment fee of $225,000, paid via the issuance of 98,598 ADSs, and will pay a further commitment fee of up to $375,500, pro rata, as the facility is used over time, which will be paid in ADSs valued based on the prevailing market prices of the Company’s ADSs at such time. The Purchase Agreement may be terminated by the Company at any time, at its sole discretion, without any cost or penalty.

In connection with the Purchase Agreement, the Company is obligated to pay finder’s fee to Oberon Securities, LLC, as follows: (i) $150,000 payable in cash over a period not to exceed 12 months from the date the Purchase Agreement was entered into (ii) up to $300,000, pro rata, as the facility is used over time.

The initial commitment fee payable to LPC and the initial finders fee payable to Oberon Securities, in the total aggregate amount of $375,000, were accrued as of September 30, 2012 and recorded as non-operating expense in the statement of comprehensive loss. Future commitment and finders fees payable, if and when the facility is used over time, will be recorded as issuance expenses against share premium on the statement of financial position.

BioLineRx Ltd.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 7 – RESEARCH AND DEVELOPMENT

Research and development expenses are reflected net of research grants received from a related party, pursuant to a research funding arrangement for early development stage projects, as follows:

	Nine months ended September 30,
	2011	2012
	NIS in thousands

Grants received from related party, offset against research and development expenses	2,522	2,415